UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

TO THE CNMV (SECURITIES EXCHANGE COMMISSION)

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files the following:

OTHER RELEVANT INFORMATION

In its meeting held today, 29 April 2020, BBVA’s Board of Directors has resolved to change the composition of the following Board committees: Executive Committee; Remunerations Committee; Risk and Compliance Committee; and Technology and Cybersecurity Committee; in order to adapt them to the Board’s new composition.

In light of the above, the composition of BBVA’s Board of Directors committees is as follows:

Executive Committee

Chair:

Mr. Carlos Torres Vila

Members:

Mr. Onur Genç

Mr. José Miguel Andrés Torrecillas

Mr. Jaime Caruana Lacorte

Mr. José Maldonado Ramos

Ms. Susana Rodríguez Vidarte

Audit Committee

Chair:

Mr. Jaime Caruana Lacorte

Members:

Mr. José Miguel Andrés Torrecillas

Ms. Belén Garijo López

Ms. Lourdes Máiz Carro

Ms. Ana Peralta Moreno

This English version is a translation of the original in Spanish for information purposes only. In the event of discrepancy, the Spanish original will prevail.

Appointments and Corporate Governance Committee

Chair:

Mr. José Miguel Andrés Torrecillas

Members:

Ms. Belén Garijo López

Mr. José Maldonado Ramos

Mr. Juan Pi Llorens

Ms. Susana Rodríguez Vidarte

Remunerations Committee

Chair:

Ms. Belén Garijo López

Members:

Ms. Lourdes Máiz Carro

Ms. Ana Peralta Moreno

Mr. Carlos Salazar Lomelín

Mr. Jan Verplancke

Risk and Compliance Committee

Chair:

Mr. Juan Pi Llorens

Members:

Mr. Jaime Caruana Lacorte

Mr. Raúl Galamba de Oliveira

Ms. Ana Revenga Shanklin

Ms. Susana Rodríguez Vidarte

Technology and Cybersecurity Committee

Chair:

Mr. Carlos Torres Vila

Members:

Mr. Raúl Galamba de Oliveira

Mr. Sunir Kumar Kapoor

Mr. Juan Pi Llorens

Mr. Jan Verplancke

Bilbao, 30 April 2020

This English version is a translation of the original in Spanish for information purposes only. In the event of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 30, 2020	By:	/s/ Domingo Armengol Calvo
Name: Domingo Armengol Calvo
Title: Corporate Secretary and Secretary of the Board of Directors